March 19, 2021

DT Midstream, Inc.

Draft Registration Statement on Form 10-12B

Submitted February 5, 2021

CIK 0001842022

Dear Ms. Barberena-Meissner:

DT Midstream, Inc. (the “Company”), a Delaware corporation and wholly owned subsidiary of DTE Energy Company (“DTE Energy”), has confidentially submitted today this letter and Amendment No. 1 to the Draft Registration Statement on Form 10-12B (the “Amended Registration Statement”) via EDGAR to the U.S. Securities and Exchange Commission (the “SEC”). This letter and the Amended Registration Statement set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated March 4, 2021 (the “Comment Letter”), relating to the Company’s initial Draft Registration Statement submitted to the SEC on February 5, 2021 (the “Initial Registration Statement”).

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Registration Statement. All references to page numbers in these responses are to pages of the Amended Registration Statement.

Draft Registration Statement on Form 10-12B

Summary

The Spin-Off, page 8

1.

We note your disclosure that if the Spin-Off is not completed for any reason, DTE Energy and DT Midstream will have incurred significant costs related to the Spin-Off, including fees for consultants, financial and legal advisors, accountants and auditors, that will not be recouped. Please quantify these estimated costs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 24, 66 and 80.

Risks Relating to Our Business

Other Business Risks, page 49

2.

We note your disclosure here that the COVID-19 pandemic could materially adversely affect your business, financial condition and results of operations. Please revise your disclosure here or elsewhere as appropriate to more thoroughly disclose any material effects of COVID-19 on your business, financial condition and results of operations. If material, also discuss what management expects the pandemic’s future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. For guidance, consider the Division of Corporation Finance’s Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51 to 52 and 121.

Dividend Policy, page 77

3.	Please disclose whether your dividend policy will be reflected in any written policies of the company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 26, 60, 81 and 160.

Certain Relationships and Related Party Transactions

Agreements with DTE Energy

Separation and Distribution Agreement, page 129

4.

We note your disclosure that the Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of your separation from DTE Energy so that you and DTE Energy retain the assets of, and the liabilities associated with, your respective businesses. Please expand your disclosure to identify the material assets as well as liabilities and obligations to be allocated pursuant to your Separation and Distribution Agreement and related agreements.

Response: The Company acknowledges the Staff’s comment and confirms that it will expand its disclosure to identify the material assets, liabilities and obligations to be allocated pursuant to the Separation and Distribution Agreement and related agreements in response to the Staff’s comment in a future amendment to the Amended Registration Statement once it has substantially finalized the Separation and Distribution Agreement and related agreements.

Consolidated Statements of Financial Position, page F-5

5.

We note your disclosure on page 2 stating that you will hold, as a result of the spin-off, directly or through your subsidiaries, “the businesses constituting DTE Energy’s current “Gas Storage and Pipelines” reporting segment.” Please reconcile total assets reported by DTE Energy Company for this segment, in Note 23 to its most recent financial statements, to the corresponding amounts in your financial statements, for each balance sheet date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 119 to 121.

Notes to Consolidated Financial Statements

Note 1—The Proposed Separation, Description of the Business, and Basis of Presentation, page F-9

6.

We note your disclosures on pages 8, 129-132, and F-9, indicating that in connection with the spin-off, you will enter into a Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement. You explain that these agreements will allocate between DT Midstream and DTE Energy the assets, employees, liabilities and obligations of DTE Energy and its subsidiaries attributable to periods prior to, at and after the Distribution, and will provide for certain services to be delivered on a transitional basis and govern the relationship between DT Midstream and DTE Energy following the spin-off. We also note disclosures on pages 10, 110 and 133, indicating that you plan to incur indebtedness in the form of senior notes and term loans in connection with the transaction.

Please expand your disclosures to quantify the assets and liabilities to be transferred pursuant to these arrangements and the amounts to be drawn under the senior notes and term loans. Also specify the contractual terms for services to be provided, explain how the economics compare to those reflected in your historical financial statements, state the duration of the transitional period, and indicate how proceeds from the debt will be utilized. Please provide pro forma financial statements to illustrate the effects of the various agreements and plans, to the extent material, to comply with Rule 11-01(a)(4) and Rule 11-02 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and confirms that it will expand its disclosure in a future amendment to the Amended Registration Statement to (a) quantify (i) the assets and liabilities to be transferred pursuant to the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement and (ii) the amounts to be drawn under the senior notes and term loans, (b) specify the contractual terms for services to be provided pursuant to the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement, (c) explain how the economics compare to those reflected in the Company’s historical financial statements, (d) state the duration of the transitional period and (e) indicate how proceeds from the debt will be utilized, in each case, once it has substantially finalized the relevant agreements and the amounts to be drawn under the senior notes and term loans, as applicable.

The Company has provided an initial presentation of the pro forma financial statements requested by this comment on pages 86 to 93. The Company confirms that the finalized pro forma financial statements requested by this comment will be provided in a future amendment to the Amended Registration.

*    *    *

If you have any questions or comments with respect to the Amended Registration Statement or this response letter, please do not hesitate to contact me by telephone at (212) 474-1414 or by email at aelken@cravath.com.

Very truly yours,

/s/ Andrew C. Elken
Andrew C. Elken

Irene Barberena-Meissner

    Division of Corporation Finance

        Office of Energy & Transportation

            U.S. Securities and Exchange Commission

                100 F Street, N.E.

                    Washington, D.C. 20549-0001

Copy to:

Laura Nicholson

    Division of Corporation Finance

        Office of Energy & Transportation

            U.S. Securities and Exchange Commission

                100 F Street, N.E.

                    Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

JoAnn Chavez, Senior Vice President and Chief Legal Officer

    JoAnn.Chavez@dteenergy.com

        DTE Energy Company

            One Energy Plaza

                Detroit, Michigan 48226-1279

VIA E-MAIL

5